

Mail Stop 7010

August 22, 2007

via U.S. mail and facsimile

Howard N. Feist III, Chief Financial Officer
Congoleum Corporation
3500 Quakerbridge Road
PO Box 3127
Mercerville, NJ 08619-0127

> **RE:** **Congoleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 1-13612**

Dear Mr. Feist:

We have reviewed your response letter dated August 1, 2007 and appreciate the additional information you have provided us concerning the accounting for your asbestos-related claims. We have additional observations and comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

 Note 17 Asbestos Liabilities, page 70

Asbestos Liability

1. We note that prior to filing for bankruptcy on December 31, 2003 you annually retained a consulting firm to estimate your asbestos liabilities and this was done in connection with the preparation of the 2002 financial statements. Your minimum liability for known claims was estimated at $310 million and did not include defense costs, purported claims, and any future claims. Pleas quantify the amounts of previous annual estimates and explain how you accounted for such amounts prior to 2002.

2. We note the Claimant Agreement occurred subsequent to December 31, 2002. This occurred subsequent to the balance sheet date and was not new information regarding the status of the liability as of the balance sheet date but was a significant and new event occurring after the balance sheet date. Therefore it is unclear to us why you believe that as of that date, you should not have recorded the $310 million.

3. We note the Claimant Agreement and related documents provided that you would contribute your disputed and uncertain insurance assets, together with a contribution from the Company (50.1% of your post-reorganization equity), to the Plan Trust that would assume all liability for your current and future asbestos claims pursuant to section 524(g) of the Bankruptcy Code. Therefore we assume that the effectiveness, in substance, of the Claimant Agreement is contingent upon final approval of the plan of reorganization. It appears theoretically inconsistent for U.S. GAAP purposes to not record the asbestos-related liability and any estimated recoveries prior to the approval of the plan of reorganization and establishment of the Plan Trust. In effect you have pre-recorded only one aspect of the expected accounting in the emergence. In other words, in the absence of the existence of the Plan Trust and no contribution of post-reorganization equity, it would appear that the liability would still remain with the company. Please advise.

4. With respect to claims by claimants not determined under the claimant agreement and unasserted future claims, tell us why, with reasonable due diligence, an estimate cannot be made. Although we recognize that such estimates are complex and not routine, they are also not uncommon. We would assume that a reasonable estimate could establish a range of loss, the minimum of which would not be zero. Please advise.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                John Hartz
                                Senior Assistant Chief Accountant